UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Collective Bargaining Agreement

Rio de Janeiro, October 1, 2019 – Petróleo Brasileiro S.A. – Petrobras informs that since May 2019 has been negotiating with unions to reach an understanding on the 2019-2020 Collective Bargaining Agreement (“ACT”). After more than 20 meetings between representatives of Petrobras and the union, with the submission by the company of three proposals that were not accepted, Petrobras turned to the Superior Labor Court (“TST”) for mediation in order to reach a consensus.

The Superior Labor Court, after holding several meetings with the parties, presented a proposal on 09/19/2019 to be submitted to the employees by the unions. To date, the unions have not submitted the court's proposal to the employees and, therefore, there has been no agreement between the parties.

Considering that the 2017-2019 ACT, after a month of extension, expired on September 30, losing its effects, Petrobras is initiating as of today a transition to the labor legislation in force.

Although there was no convergence between the unions and Petrobras, the company remains open to the dialogue and understands that the negotiation path should always be pursued by the parties.

Petrobras reinforces its commitment to transparency in communication and that its goal has always been to reach the best proposal for employees, but without jeopardizing the company's financial health and sustainability.

The company will continue committed in its path to become stronger and more competitive through the execution of its broad and deep adjustment program, which includes active portfolio management in line with efficient personnel management, investments in training and capacity building, digital transformation, technology, safety, environmental protection and cost optimization.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer